Exhibit 99.5

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York time) on June 10, 2026) The undersigned holder of American Depositary Shares (“ADSs”) representing Class A ordinary shares (the “Shares”) of Tuya Inc. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on May 22, 2026 at the Annual General Meeting of Shareholders of the Company to be held on at 2:00 p.m., Hong Kong time, on Thursday, June 18, 2026 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. 2. The defined terms on this card adopt the same definitions ascribed to them in the AGM notice published by the Company. Tuya Inc. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Tuya Inc. Annual General Meeting of Shareholders For Shareholders of record as of May 22, 2026 Thursday, June 18, 2026 2:00 p.m., Hong Kong Time Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on June 10, 2026. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Tuya Inc. Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the report of the auditor thereon.	☐	☐	☐
2. (a)	(i) As an ordinary resolution, to re-elect Mr. CHEN Liaohan as an executive Director.	☐	☐	☐
	(ii) As an ordinary resolution, to re-elect Mr. QIU Changheng as an independent non-executive Director.	☐	☐	☐
	(iii) As an ordinary resolution, to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director.	☐	☐	☐
2. (b)	As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	☐	☐	☐
3.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company, or sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution.	☐	☐	☐
4.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	☐	☐	☐
5.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs, or sell and/or transfer additional Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	☐	☐	☐
6.	As an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date